Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS

The following table sets forth our ratio of earnings to fixed charges and to combined fixed charges and preferred stock dividends for the nine months ended December 31, 2001, the years ended December 31, 2002, 2003, 2004, 2005 and the three months ended March 31, 2006:

	Nine Months Ended December 31,	Year Ended December 31,				Three Months Ended March 31,
	2001	2002	2003	2004	2005	2006
Earnings:
Loss from continuing operations	$(5,851,744)	$(5,908,044)	$(6,588,245)	$(11,263,140)	$(15,296,852)	$(2,633,860)
Add: Fixed Charges	134,910	161,376	169,244	123,012	182,566	32,854
Total loss from continuing operations, as defined	$(5,716,834)	$(5,746,668)	$(6,419,001)	$(11,140,128)	$(15,114,286)	$(2,601,006)

Fixed Charges and Preferred Stock dividends:
Interest expensed	$10,742	$5,445	$20,480	$—	$—	$—
Estimated interest component of rent	124,168	155,931	148,764	123,012	182,566	32,854
Total Fixed Charges	134,910	161,376	169,244	123,012	182,566	32,854

Preferred Stock dividends	—	—	18,210,530	732,405	11,065,770	72,365
Total Fixed Charges and Preferred Stock dividends	$134,910	$161,376	$18,379,774	$855,417	$11,248,336	$105,219

Ratio of earnings to fixed charges	—	—	—	—	—	—

Ratio of earnings to Combined Fixed Charges and Preferred Stock dividends	—	—	—	—	—	—

We reported a loss from continuing operations for the nine months ended December 31, 2001, the years ended December 31, 2002, 2003, 2004, 2005 and the three months ended March 31, 2006 and would have needed to generate additional income of $5,986,654, $6,069,420, $6,757,489, $11,386,152, $15,479,418 and $2,666,714, respectively, to cover our fixed charges of $134,910, $161,376, $169,244, $123,012, $182,566 and $32,854, respectively.  Including preferred stock dividends, we would have needed to generate additional income of $24,968,019, $12,118,557, $26,545,188 and $2,739,079 in the years ended December 31, 2003, 2004, 2005 and the three months ended March 31, 2006, respectively.

For purposes of computing the ratio of earnings to fixed charges, earnings consist of loss from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense and an estimate of the interest within rental expense.

For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of loss from continuing operations before income taxes plus fixed charges.  Combined fixed charges and preferred stock dividends consist of interest expense, an estimate of interest within rental expense and preferred stock dividends.